CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2023 AND 2022

Ero Copper Corp.
Table of Contents

Ero Copper Corp.
Condensed Consolidated Statements of Financial Position
(Unaudited, Amounts in thousands of US Dollars)

	Notes	March 31, 2023	December 31, 2022
ASSETS
Current
Cash and cash equivalents		$209,908	$177,702
Short-term investments		26,739	139,700
Accounts receivable		21,213	10,289
Inventories	4	32,590	30,955
Other current assets	5	40,791	33,781
		331,241	392,427
Non-Current
Mineral property, plant and equipment	6	849,917	755,274
Exploration and evaluation assets	7	19,155	15,686
Deposits and other non-current assets	8	21,527	24,689
		890,599	795,649
Total Assets		$1,221,840	$1,188,076

LIABILITIES
Current
Accounts payable and accrued liabilities	9	$77,292	$84,603
Current portion of loans and borrowings	10	9,221	15,703
Current portion of deferred revenue	11	16,051	16,580
Income taxes payable		1,990	5,435
Current portion of derivatives	19	349	577
Current portion of lease liabilities		7,545	6,223
		112,448	129,121
Non-Current
Loans and borrowings	10	401,595	402,354
Deferred revenue	11	69,193	69,476
Provision for rehabilitation and closure costs		22,251	22,172
Deferred income tax liabilities		9,247	6,229
Lease liabilities		4,666	4,740
Other non-current liabilities	12	14,516	11,819
		521,468	516,790
Total Liabilities		633,916	645,911

SHAREHOLDERS’ EQUITY
Share capital	13	152,273	148,055
Equity reserves		(49,222)	(66,189)
Retained earnings		480,880	456,726
Equity attributable to owners of the Company		583,931	538,592
Non-controlling interests		3,993	3,573
		587,924	542,165
Total Liabilities and Equity		$1,221,840	$1,188,076

Commitments (Notes 7 and 11)

APPROVED ON BEHALF OF THE BOARD:

"David Strang"	, CEO and Director	"Matthew Wubs"	, Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements                       Page 1

Ero Copper Corp.
Condensed Consolidated Statements of Operations and Comprehensive Income
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Three months ended March 31,
	Notes	2023	2022

Revenue	14	$100,956	$108,911
Cost of sales	15	(60,848)	(47,912)
Gross profit		40,108	60,999

Expenses
General and administrative	16	(12,216)	(11,213)
Share-based compensation	13 (e)	(5,017)	(1,990)
Income before the undernoted		22,875	47,796
Finance income		4,138	713
Finance expense	17	(6,526)	(5,496)
Foreign exchange gain	18	8,621	18,709
Other income (expenses)		58	(630)
Income before income taxes		29,166	61,092

Income tax expense
Current		(2,100)	(3,059)
Deferred		(2,566)	(5,547)
		(4,666)	(8,606)
Net income for the period		$24,500	$52,486

Other comprehensive gain
Foreign currency translation gain		17,641	85,934
Comprehensive income		$42,141	$138,420

Net income attributable to:
Owners of the Company		24,154	52,107
Non-controlling interests		346	379
		$24,500	$52,486

Comprehensive income attributable to:
Owners of the Company		41,667	137,489
Non-controlling interests		474	931
		$42,141	$138,420

Net income per share attributable to owners of the Company
Basic	13 (f)	$0.26	$0.58
Diluted	13 (f)	$0.26	$0.57

Weighted average number of common shares outstanding
Basic	13 (f)	92,294,045	90,238,008
Diluted	13 (f)	93,218,281	92,050,104

The accompanying notes are an integral part of these condensed consolidated interim financial statements                       Page 2

Ero Copper Corp.
Condensed Consolidated Statements of Cash Flow
(Unaudited, Amounts in thousands of US Dollars)

		Three months ended March 31,
	Notes	2023	2022
Cash Flows from Operating Activities
Net income for the period		$24,500	$52,486
Adjustments for:
Amortization and depreciation		16,506	11,504
Income tax expense		4,666	8,606
Amortization of deferred revenue	14	(4,039)	(3,358)
Share-based compensation	13 (e)	5,017	1,990
Finance income		(4,138)	(713)
Finance expenses	17	6,526	5,496
Foreign exchange gain		(8,448)	(19,006)
Other		2,886	1,046
Changes in non-cash working capital items	20	(27,751)	(9,687)
		15,725	48,364
Advance from NX Gold PMPA	11	2,439	3,207
Derivative contract settlements	18	(853)	(4,567)
Provision settlements		(554)	(416)
Income taxes paid		(364)	(2,602)
		16,393	43,986

Cash Flows from Investing Activities
Additions to mineral property, plant and equipment		(83,317)	(45,563)
Additions to exploration and evaluation assets		(3,045)	(9,501)
Proceeds from short term investments		117,439	—
Other investments, net of interest received		—	(100,184)
		31,077	(155,248)

Cash Flows used in Financing Activities
Lease liability payments		(2,606)	(1,684)
New loans and borrowings, net of finance costs		1,120	396,121
Loans and borrowings repaid		(2,159)	(51,190)
Interest paid on loans and borrowings		(13,299)	(606)
Other finance expenses paid		(1,910)	(898)
Proceeds from exercise of stock options and warrants		2,952	404
		(15,902)	342,147

Effect of exchange rate changes on cash and cash equivalents		638	4,451
Net increase in cash and cash equivalents		32,206	235,336
Cash and cash equivalents - beginning of period		177,702	130,129
Cash and cash equivalents - end of period		$209,908	$365,465
Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these condensed consolidated interim financial statements                      Page 3

Ero Copper Corp.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(Unaudited, Amounts in thousands of US Dollars, except share and per share amounts)

		Share Capital		Equity Reserves
	Notes	Number of shares	Amount	Contributed Surplus	Foreign Exchange	Retained Earnings	Total	Non-controlling interest	Total equity

Balance, December 31, 2021		90,204,378	$133,072	$12,173	$(107,083)	$354,895	$393,057	$2,433	$395,490
Income for the period		—	—	—	—	52,107	52,107	379	52,486
Other comprehensive income for the period		—	—	—	85,382	—	85,382	552	85,934
Total comprehensive income for the period		—	—	—	85,382	52,107	137,489	931	138,420
Shares issued for:
Exercise of options and warrants		158,334	715	(311)	—	—	404	—	404
Share-based compensation	13 (e)	—	—	871	—	—	871	—	871
Dividends to non-controlling interest		—	—	—	—	—	—	(58)	(58)
Balance, March 31, 2022		90,362,712	$133,787	$12,733	$(21,701)	$407,002	$531,821	$3,306	$535,127

Balance, December 31, 2022		92,182,633	$148,055	$11,185	$(77,374)	$456,726	$538,592	$3,573	$542,165
Income for the period		—	—	—	—	24,154	24,154	346	24,500
Other comprehensive income for the period		—	—	—	17,513	—	17,513	128	17,641
Total comprehensive income for the period		—	—	—	17,513	24,154	41,667	474	42,141
Shares issued for:
Exercise of options		337,779	4,218	(1,266)	—	—	2,952	—	2,952
Share-based compensation	13 (e)	—	—	720	—	—	720	—	720
Dividends to non-controlling interest		—	—	—	—	—	—	(54)	(54)
Balance, March 31, 2023		92,520,412	$152,273	$10,639	$(59,861)	$480,880	$583,931	$3,993	$587,924

The accompanying notes are an integral part of these condensed consolidated interim financial statements                                         Page 4

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

1.    Nature of Operations

Ero Copper Corp. (“Ero" or the "Company") was incorporated on May 16, 2016 under the Business Corporations Act (British Columbia) and maintains its head office at Suite 1050, 625 Howe Street, Vancouver, BC, V6C 2T6. The Company’s shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO”.

The Company’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). The Company also currently owns a 97.6% ownership interest in NX Gold S.A. (“NX Gold”) indirectly through its wholly-owned subsidiary, Ero Gold Corp. (“Ero Gold”).

MCSA is a Brazilian copper company which holds a 100% interest in the Caraíba Operations (formerly known as the MCSA Mining Complex) and the Tucumã Project (formerly known as the Boa Esperança Project). MCSA’s predominant activity is the production and sale of copper concentrate from the Caraíba Operations, located in Bahia, Brazil, with gold and silver produced and sold as by-products. The Tucumã Project is located within the municipality of Tucumã in the southeastern part of the state of Pará, Brazil. In February 2022, the Board of Directors of the Company approved the construction of the Tucumã Project.

NX Gold is a Brazilian gold mining company which holds a 100% interest in the Xavantina Operations (formerly known as the NX Gold Mine) and is focused on the production and sale of gold as its main product and silver as its by-product. The Xavantina Operations are located approximately 18 kilometers west of the town of Nova Xavantina, in southeastern Mato Grosso State, Brazil.

2.    Basis of Preparation

(a)     Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual consolidated financial statements for the year ended December 31, 2022.

These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2022, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors of the Company (the “Board”) on May 8, 2023.

(b)     Use of Estimates and Judgments

In preparing these condensed consolidated interim financial statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the most recent annual audited consolidated financial statements for the year ended December 31, 2022.

    Notes to Financial Statements | Page 5

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

(c) New Accounting Policies, Standards and Interpretations

Secured Overnight Financing Rate ("SOFR")

In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging, and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, including the replacement of some interbank offered rates (“LIBOR”) with alternative benchmark rates.

In January 2023, the Company amended its existing senior secured revolving credit facility (the "Amended Senior Credit Facility") to increase the aggregate commitments from $75 million to $150 million and extend the maturity from March 2025 to December 2026. The Amended Senior Credit Facility will bear interest on a sliding scale of SOFR plus an applicable margin of 2.00% to 4.00%, compared to LIBOR plus 2.25% to 4.25% previously. The switch to SOFR did not have an impact on the consolidated financial statements as no amounts had been drawn on the Amended Senior Credit Facility.

Deferred Tax related to Assets and Liabilities Arising from a Single Transaction

On January 1, 2023, the Company adopted the amendment to IAS 12, Income Taxes in relation to Deferred Tax related to Assets and Liabilities Arising from a Single Transaction. The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The adoption of this amendment did not have an impact on the Company's consolidated financial statements.

(d)    Future Changes in Accounting Policies Not Yet Effective as of March 31, 2023

The following amendments to accounting standards have been issued but not yet adopted in the financial statements:

•In October 2022, the IASB published amendments to IAS 1 Presentation of Financial Statements to clarify whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current (based on a substantive right to defer settlement). This amendment is effective January 1, 2024 with early adoption permitted. The Company has not yet determined the effect of adoption of this amendment on its consolidated financial statements.

3.    Segment Disclosure

Operating segments are determined by the way information is reported and used by the Company's Chief Operating Decision Maker ("CODM") to review operating performance. The Company monitors the operating results of its operating segments independently for the purpose of making decisions about resource allocation and performance assessment.

For the three months ended March 31, 2023, the Company’s reporting segments include its two operating mines in Brazil, the Caraíba Operations and the Xavantina Operations, its development project, the Tucumã Project in Brazil, and its corporate head office in Canada. Significant information relating to the Company's reportable segments is summarized in the tables below:

    Notes to Financial Statements | Page 6

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended March 31, 2023	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$77,300	$23,656	$—	$—	$100,956

Cost of production	(36,285)	(6,107)	—	—	(42,392)
Depreciation and depletion	(12,468)	(3,936)	—	—	(16,404)
Sales expense	(1,875)	(177)	—	—	(2,052)
Cost of sales	(50,628)	(10,220)	—	—	(60,848)

Gross profit	26,672	13,436	—	—	40,108

Expenses
General and administrative	(6,548)	(1,309)	—	(4,359)	(12,216)
Share-based compensation	—	—	—	(5,017)	(5,017)
Finance income	2,005	285	—	1,848	4,138
Finance expenses	(826)	(1,109)	—	(4,591)	(6,526)
Foreign exchange gain	8,592	—	—	29	8,621
Other income (expenses)	66	(6)	—	(2)	58
Income (loss) before taxes	29,961	11,297	—	(12,092)	29,166
Current tax expense	(385)	(1,195)	—	(520)	(2,100)
Deferred tax expense	(2,467)	(99)	—	—	(2,566)
Net income (loss)	$27,109	$10,003	$—	$(12,612)	$24,500

Capital expenditures(1)	54,419	5,905	26,520	2,015	88,859

Assets
Current	$112,272	$32,707	$7,408	$178,854	331,241
Non-current	681,843	79,646	117,685	11,425	890,599
Total Assets	$794,115	$112,353	$125,093	$190,279	$1,221,840
Total Liabilities	$99,064	$103,704	$9,238	$421,910	633,916

(1)     Capital expenditures include additions to mineral property, plant and equipment and additions to exploration and evaluation asset, net of non-cash additions such as change in estimates to mine closure costs and additions of right-of-use assets.

During the three months ended March 31, 2023, Caraíba earned revenues from two customers (March 31, 2022 - three) while Xavantina earned revenues from two customers (March 31, 2022 - two).

    Notes to Financial Statements | Page 7

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

Three months ended March 31, 2022	Caraíba (Brazil)	Xavantina (Brazil)	Tucumã (Brazil)	Corporate and Other	Consolidated

Revenue	$93,696	$15,215	$—	$—	$108,911

Cost of production	(29,163)	(5,392)	—	—	(34,555)
Depreciation and depletion	(9,532)	(1,879)	—	—	(11,411)
Sales expenses	(1,851)	(95)	—	—	(1,946)
Cost of sales	(40,546)	(7,366)	—	—	(47,912)

Gross profit	53,150	7,849	—	—	60,999

Expenses
General and administrative	(6,201)	(842)	—	(4,170)	(11,213)
Share-based compensation	—	—	—	(1,990)	(1,990)
Finance income	152	458	—	103	713
Finance expenses	(1,932)	(1,023)	—	(2,541)	(5,496)
Foreign exchange gain (loss)	18,490	228	—	(9)	18,709
Other (expenses) income	(758)	128	—	—	(630)
Income (loss) before taxes	62,901	6,798	—	(8,607)	61,092
Current tax expense	(2,328)	(414)	—	(317)	(3,059)
Deferred tax expense	(5,427)	(120)	—	—	(5,547)
Net income (loss)	$55,146	$6,264	$—	$(8,924)	$52,486

Capital expenditures	42,439	5,995	7,184	2,750	58,368

Assets
Current	$152,030	$37,799	$683	$355,927	546,439
Non-current	523,128	58,046	36,187	2,197	619,558
Total Assets	$675,158	$95,845	$36,870	$358,124	$1,165,997
Total Liabilities	$100,778	$109,945	$1,212	$418,934	630,869

    Notes to Financial Statements | Page 8

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

4.    Inventories

	March 31, 2023	December 31, 2022
Supplies and consumables	$26,117	$23,043
Stockpiles	1,852	2,125
Work in progress	1,251	1,234
Finished goods	3,370	4,553
	$32,590	$30,955

5.    Other Current Assets

	March 31, 2023	December 31, 2022
Advances to suppliers	$731	$715
Prepaid expenses and other	8,283	6,673
Derivatives (Note 19)	6,563	3,237
Note receivable (Note 19)	12,052	10,243
Advances to employees	881	667
Value added taxes recoverable	12,281	12,246
	$40,791	$33,781

    Notes to Financial Statements | Page 9

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

6.    Mineral Property, Plant and Equipment

	Buildings	Mining Equipment	Mineral Properties(1)	Projects in Progress(2)	Equipment & Other Assets	Deposit on Projects	Mine Closure Costs	Right-of-Use Assets	Total
Cost:
Balance, December 31, 2022	22,038	194,455	553,687	111,821	19,262	39,274	14,188	28,449	983,174
Additions	125	6,270	7,482	43,622	711	27,604	77	4,085	89,976
Capitalized borrowing costs	—	—	—	2,444	—	—	—	—	2,444
Disposals	—	(14)	—	(843)	(53)	—	(483)	(1,268)	(2,661)
Transfers	751	2,788	12,830	(6,810)	439	(9,998)	—	—	—
Foreign exchange	606	5,375	15,110	3,055	501	1,438	368	782	27,235
Balance, March 31, 2023	$23,520	$208,874	$589,109	$153,289	$20,860	$58,318	$14,150	$32,048	$1,100,168

Accumulated depreciation:
Balance, December 31, 2022	(5,047)	(42,310)	(150,559)	—	(6,990)	—	(5,227)	(17,767)	(227,900)
Depreciation expense	(314)	(5,311)	(7,901)	—	(366)	—	(157)	(2,034)	(16,083)
Disposals	—	—	—	—	11	—	—	117	128
Foreign exchange	(141)	(1,244)	(4,182)	—	(179)	—	(143)	(507)	(6,396)
Balance, March 31, 2023	$(5,502)	$(48,865)	$(162,642)	$—	$(7,524)	$—	$(5,527)	$(20,191)	$(250,251)

Net book value, December 31, 2022	$16,991	$152,145	$403,128	$111,821	$12,272	$39,274	$8,961	$10,682	$755,274
Net book value, March 31, 2023	$18,018	$160,009	$426,467	$153,289	$13,336	$58,318	$8,623	$11,857	$849,917

(1)     Mineral properties include $71.3 million (2022 - $69.4 million) of development costs which are not currently being depreciated.
(2)     A total of $35.1 million of exploration and evaluation assets related to the Tucumã Project were reclassified to mineral property, plant and equipment in 2022.

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
7.    Exploration and Evaluation Assets

In 2022, the Company paid $3.1 million in relation to two property option agreements. In order for the Company to acquire 100% of these properties, the Company will be required to complete certain drill programs, including a minimum of $7.2 million in exploration costs before the end of 2023 and, depending on results of these exploration programs, further option payments to complete the acquisitions is required. As at March 31, 2023, the Company has expended a cumulative of $5.7 million in exploration costs related to these projects. In the event that the Company exercises its option to acquire 100% interest in these properties, the optioners are expected to retain net smelter royalties of up to 1.5%.

8.     Deposits and Other Non-current Assets

	March 31, 2023	December 31, 2022
Value added taxes recoverable	$8,256	$10,317
Note receivable (Note 19)	8,180	10,387
Deposits and others	5,091	3,985
	$21,527	$24,689

9.    Accounts Payable and Accrued Liabilities

	March 31, 2023	December 31, 2022
Trade suppliers	$36,128	$43,593
Payroll and labour related liabilities	17,454	21,008
Value added tax and other tax payable	9,749	8,040
Cash-settled equity awards (Note 13(b) and (c))	9,031	6,684
Other accrued liabilities	4,930	5,278
	$77,292	$84,603

10.    Loans and Borrowings

						Carrying value, including accrued interest
Description	Currency	Security	Maturity (Months)	Coupon rate	Principal to be repaid	March 31, 2023	December 31, 2022
Senior Note	USD	Unsecured	82	6.50%	$400,000	$396,155	$402,453
Equipment finance loans	USD	Secured	5 - 47	5.00% - 7.30%	9,571	9,636	10,322
Equipment finance loans	EURO	Secured	35 - 39	5.25%	1,291	1,294	1,372
Equipment finance loans	BRL R$	Unsecured	23	13.89% - 15.12%	795	882	947
Bank loan (MCSA)	BRL R$	Unsecured	44	CDI + 0.50%	2,833	2,849	2,963
Total					$414,490	$410,816	$418,057

Current portion						$9,221	$15,703
Non-current portion						$401,595	$402,354

    Notes to Financial Statements | Page 11

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

The movements in loans and borrowings are comprised of the following:

	Three months ended March 31, 2023	Year ended December 31, 2022
Balance, beginning of period	$418,057	$59,250
Proceeds from issuance of Senior Notes, net	—	392,006
Proceeds from new equipment finance loans	1,120	9,489
Principal and interest payments	(15,458)	(71,033)
Interest costs, including interest capitalized	6,992	26,666
Loss on debt modification	—	1,351
Foreign exchange	105	328
Balance, end of period	$410,816	$418,057

(a)     Senior Notes

In February 2022, the Company issued $400 million aggregate principal amount of senior unsecured notes (the “Senior Notes”). The Company received net proceeds of $392.0 million after transaction costs of $8.0 million. The Senior Notes mature on February 15, 2030 and bear annual interest at 6.5%, payable semi-annually in February and August of each year.

MCSA has provided a guarantee of the Senior Notes on a senior unsecured basis. The Senior Notes are direct, senior obligations of the Company and MCSA, and are not secured by any mortgage, pledge or charge.

The Senior Notes are subject to the following early redemption options by the Company:
•On or after February 15, 2025, the Company has the option, in whole or in part, to redeem the Senior Notes at a price ranging from 103.25% to 100% of the principal amount together with accrued and unpaid interest, if any, to the date of redemption, with the rate decreasing based on the length of time the Senior Notes are outstanding;
•Before February 15, 2025, the Company may redeem some or all of the Senior Notes at 100% of the principal amount plus a “make whole” premium, plus accrued and unpaid interest, if any, to the date of redemption; and
•At any time before February 15, 2025, the Company may redeem up to 40% of the original principal amount of the Senior Notes with the proceeds of certain equity offerings at a redemption price of 106.50% of the principal amount of the Senior Notes, together with accrued and unpaid interest, if any, to the date of redemption.

Upon the occurrence of specific kinds of changes of control triggering events, each holder of the Senior Notes will have the right to cause the Company to repurchase some or all of its Senior Notes at 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

The Senior Notes are recognized as financial liabilities, net of unamortized transaction costs, and measured at amortized cost using an effective interest rate of 6.7%.

    Notes to Financial Statements | Page 12

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
(b)    Senior Credit Facility

In January 2023, the Company amended its senior credit facility ("Amended Senior Credit Facility") to increase its limit from $75.0 million to $150.0 million and extended the maturity from March 2025 to December 2026. Amounts drawn on the Amended Senior Credit Facility bear interest on a sliding scale at a rate of LIBOR plus 2.00% to 4.00% depending on the Company’s consolidated leverage ratio. Commitment fees for any undrawn portion of the Amended Senior Credit Facility are based on a sliding scale between 0.45% to 0.90%.

The Amended Senior Credit Facility is secured by the shares of MCSA, NX Gold and Ero Gold. The Company is required to comply with certain financial covenants. As March 31, 2023, the Amended Senior Credit Facility remains undrawn and the Company is in compliance with the financial covenants therein.

11. Deferred Revenue

In August 2021, the Company entered into a precious metals purchase agreement (the “NX Gold PMPA”) with RGLD Gold AG ("Royal Gold"), a wholly-owned subsidiary of Royal Gold, Inc., in relation to gold production from the Xavantina Operations. The Company received upfront cash consideration of $100.0 million for the purchase of 25% of an equivalent amount of gold to be produced from the NX Gold mine until 93,000 ounces of gold have been delivered and thereafter decreasing to 10% of gold produced over the remaining life of the mine. The contract will be settled by the Company delivering gold to Royal Gold. Royal Gold will make ongoing payments equal to 20% of the then prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been delivered and 40% of the prevailing spot gold price for each ounce of gold delivered thereafter. Additional advances may be made by Royal Gold based on the Company achieving certain milestones as set out in the NX Gold PMPA.

The movements in deferred revenue during three months March 31, 2023 are comprised of the following:

	March 31, 2023	December 31, 2022
Gold ounces delivered(1)	3,310	10,082

Balance, beginning of period	$86,055	$94,222
Advances received(2)	2,439	3,207
Accretion expense	788	3,407
Amortization of deferred revenue(3)	(4,038)	(14,781)
Balance, end of period	$85,244	$86,055

Current portion	$16,051	$16,580
Non-current portion	69,193	69,476

(1)        During the three months ended March 31, 2023, the Company delivered 3,310 ounces of gold to Royal Gold for average consideration of $372 per ounce. At March 31, 2023, a cumulative 18,565 ounces of gold have been delivered under the PMPA.
(2)    During the three months ended March 31, 2023, the Company recorded additional deferred revenue of $2.4 million related to Resource Growth Advance.
(3)     Amortization of deferred revenue during the three months ended March 31, 2023 is net of $0.7 million for change in estimate in relation to additional advances received and the related change in life-of-mine production ounces.

As part of the NX Gold PMPA, the Company pledged its equity interest in Ero Gold and NX Gold to Royal Gold as collateral and provided unsecured limited recourse guarantees from Ero and NX Gold.

    Notes to Financial Statements | Page 13

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

12. Other Non-current Liabilities

	March 31, 2023	December 31, 2022
Cash-settled equity awards (Note 13(b))	$4,210	$2,256
Value added tax and other taxes payable	1,217	1,352
Withholding and taxes payable	4,421	3,902
Provision for legal and tax matters	1,468	1,578
Other liabilities	3,200	2,731
	$14,516	$11,819

13.     Share Capital

As at March 31, 2023, the Company’s authorized share capital consists of an unlimited number of common shares without par value. As at March 31, 2023, 92,520,412 common shares were outstanding.

(a)     Options

During the three months ended March 31, 2023, the Company did not grant any options to employees of the Company (three months ended March 31, 2022 - 21,562 options granted at weighted average exercise price of $12.64 per share with a term to expiry of five years and a grant date fair value of $0.1 million).

A continuity of the issued and outstanding options is as follows:

	Three Months Ended March 31,
	2023		2022
	Number of Stock Options	Weighted Average Exercise Price	Number of Stock Options	Weighted Average Exercise Price
Outstanding stock options, beginning of period	2,781,074	$11.44	4,202,389	$8.98
Issued	—	—	21,562	12.64
Exercised	(337,779)	8.83	(158,334)	2.57
Cancelled	(21,862)	13.67	—	—
Outstanding stock options, end of period	2,421,433	$11.79	4,065,617	$9.38

The weighted average share price on the date of exercise for options exercised during the three months ended March 31, 2023 was $16.50 (three months ended March 31, 2022 - $14.10).

    Notes to Financial Statements | Page 14

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

As at March 31, 2023, the following stock options were outstanding:

Weighted Average Exercise Prices	Number of Stock Options	Vested and Exercisable Number of Stock Options	Weighted Average Remaining Life in Years
$9.01 to $10.00 CAD	870,232	870,232	0.99
$10.01 to $20.00 CAD	1,001,907	379,284	3.84
$20.01 to $24.45 CAD	549,294	524,843	2.09
$15.96 CAD ($11.79 USD)	2,421,433	1,774,359	1.91

In determining the weighted average exercise price of all outstanding options in the tables above and below, the CAD prices were converted to USD at the March 31, 2023 exchange rate of 1.3533.

The fair value of options was determined using the Black-Scholes option pricing model. The weighted average inputs used in the measurement of fair values at grant date of the options are the following:

Three Months Ended March 31,
2022
Expected term (years)	3.0
Forfeiture rate	—%
Volatility	55%
Dividend yield	—%
Risk-free interest rate	1.55%
Weighted-average fair value per option	$5.08

(b)     Performance Share Unit Plan

The Company has a performance share unit ("PSU") plan pursuant to which the Compensation Committee may grant PSUs to any director, officer, employee, or consultant of the Company or its subsidiaries. Each PSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

The continuity of PSUs issued and outstanding is as follows:

	Three Months Ended March 31,
	2023	2022
Outstanding balance, beginning of period	881,788	793,043
Issued	—	23,911
Cancelled	(30,560)	(1,005)
Outstanding balance, end of period	851,228	815,949

    Notes to Financial Statements | Page 15

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

For PSUs with non-market performance conditions, the fair value of the share units granted was initially recognized at the fair value using the share price at the date of grant, and subsequently remeasured at fair value on each balance sheet date. For PSUs with market performance conditions, the fair value was determined using a Geometric Brownian Motion model. As at March 31, 2023, the fair value of the PSU liability was $9.3 million (December 31, 2022 - $5.9 million) of which $5.1 million was recognized in accounts payable and accrued liabilities and the remainder in other non-current liabilities.

(c) Deferred Share Unit Plan

The Deferred Share Unit ("DSU") plan was established by the Board as a component of compensation for the Company's independent directors. Pursuant to the DSU Plan, DSUs may only be settled by way of cash payment. A participant is not entitled to payment in respect of the DSUs until his or her death, retirement or removal from the Board.  The settlement amount of each DSU is based on the fair market value of a common share on the DSU redemption date multiplied by the number of DSUs being redeemed.

The continuity of DSUs issued and outstanding is as follows:

	Three months ended March 31,
	2023	2022
Outstanding balance, beginning of period	219,961	131,085
Issued	4,726	4,665
Outstanding balance, end of period	224,687	135,750

At March 31, 2023, DSU liabilities had a fair value of $4.0 million (December 31, 2022 - $3.0 million) which has been recognized in accounts payable and accrued liabilities.

(d) Restricted Share Unit Plan

The Company has a restricted share unit ("RSU") plan pursuant to which the Compensation Committee may grant share units to any officer, employee, or consultant of the Company or its subsidiaries. The fair value of these restricted share units is determined on the date of grant using the market price of the Company’s shares. Each RSU entitles the holder thereof to receive one common share, or its equivalent cash value, on the redemption date selected by the Compensation Committee.

During the three months ended March 31, 2023, the Company did not grant any RSUs to employees of the Company (three months ended March 31, 2022 - 16,737 RSUs granted at weighted average fair value of $12.91 per share for a total fair value of $0.2 million).

The continuity of RSUs issued and outstanding is as follows:

    Notes to Financial Statements | Page 16

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

	Three months ended March 31,
	2023	2022
Outstanding balance, beginning of period	263,202	171,106
Issued	—	16,737
Cancelled	(6,256)	—
Outstanding balance, end of period	256,946	187,843

(e)     Share-based compensation

	Three months ended March 31,
	2023	2022
Stock options	$262	$481
Performance share unit plan	3,358	1,147
Deferred share unit plan	939	(28)
Restricted share unit plan	458	390
Share-based compensation(1)	$5,017	$1,990

(1)    For the three months ended March 31, 2023, the Company recorded $0.7 million (three months ended March 31, 2022 - $0.9 million) of share-based compensation in contributed surplus, and the remaining share-based compensation was recorded in liabilities.

(f)     Net Income per Share

	Three months ended March 31,
	2023	2022
Weighted average number of common shares outstanding	92,294,045	90,238,008
Dilutive effects of:
Stock options	667,290	1,630,576
Share units	256,946	181,520
Weighted average number of diluted common shares outstanding(1)	93,218,281	92,050,104

Net income attributable to owners of the Company	$24,154	$52,107
Basic net income per share	0.26	0.58
Diluted net income per share	0.26	0.57

(1)     Weighted average number of diluted common shares outstanding for the three months ended March 31, 2023 excluded 565,851 (three months ended March 31, 2022 - 1,270,142) stock options that were anti-dilutive.

    Notes to Financial Statements | Page 17

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
14.     Revenue

	Three months ended March 31,
	2023	2022
Copper
Sales within Brazil	$16,251	$21,692
Export sales	61,649	71,812
Adjustments on provisional sales(1)	(599)	192
	77,301	93,696
Gold
Sales	19,616	11,857
Amortization of deferred revenue(2)	4,039	3,358
	$23,655	$15,215
	$100,956	$108,911

(1)    Adjustments on provisional sales include both pricing and quantity adjustments. Under the terms of the Company’s contract with its Brazilian domestic customer, sales are provisionally priced on the date of sale based on the previous month’s average copper price and subsequently settled based on the average copper price in the month of shipment. Provisionally priced sales to the Company's international customers are settled with a final sales price between zero to four months after shipment takes place and, therefore, are exposed to commodity price changes.

(2)    During the three months ended March 31, 2023, the Company delivered 3,310 ounces of gold under a precious metals purchase agreement with Royal Gold (note 11) for average cash consideration of $372 per ounce and recognized $4.0 million in amortization of deferred revenue.

15.     Cost of Sales

	Three months ended March 31,
	2023	2022
Materials	$9,983	$8,698
Salaries and benefits	13,381	11,405
Contracted services	7,314	7,065
Maintenance costs	6,825	5,583
Utilities	3,160	3,245
Other costs	192	190
Change in inventory (excluding depreciation and depletion)	1,537	(1,631)
Cost of production	42,392	34,555
Sales expense	2,052	1,946
Depreciation and depletion	15,981	12,161
Change in inventory (depreciation and depletion)	423	(750)
	$60,848	$47,912

    Notes to Financial Statements | Page 18

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
16.     General and Administrative Expenses

	Three months ended March 31,
	2023	2022
Accounting and legal	$539	$472
Amortization and depreciation	102	93
Office and administration	2,173	2,117
Salaries and consulting fees	7,107	5,883
Incentive payments	1,398	1,612
Other	897	1,036
	$12,216	$11,213

17.    Finance Expense

	Three months ended March 31,
	2023	2022
Interest on loans and borrowings(1)	$4,548	$3,951
Gain on interest rate swap derivatives	—	(897)
Accretion of deferred revenue	788	869
Accretion of mine closures and rehabilitation provisions	649	542
Interest on lease liabilities	296	154
Other finance expenses	245	877
	$6,526	$5,496

(1)    During the three months ended March 31, 2023, the Company capitalized $2.4 million (2022 - $1.1 million) of borrowing costs to projects in progress.

18.    Foreign Exchange Gain

The following foreign exchange gains (losses) arise as a result of balances and transactions in the Company’s Brazilian subsidiaries that are denominated in currencies other than the Brazilian Reals (BRL$), which is their functional currency.

	Three months ended March 31,
	2023	2022
Foreign exchange gain on USD denominated debt in Brazil	$5,405	$11,279
Realized foreign exchange gain (loss) on derivative contracts (note 19)	932	(4,567)
Unrealized foreign exchange gain on derivative contracts (note 19)	3,165	24,714
Foreign exchange loss on other financial assets and liabilities	(881)	(12,717)
	$8,621	$18,709

    Notes to Financial Statements | Page 19

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

19.    Financial Instruments

Fair value

Fair values of financial assets and liabilities are determined based on available market information and valuation methodologies appropriate to each situation.

As at March 31, 2023, derivatives were measured at fair value based on Level 2 inputs.

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity or market rates of interest used to discount amounts. At March 31, 2023, the carrying value of loans and borrowings, including accrued interest, was $410.8 million while the fair value is approximately $364.5 million. At March 31, 2023, the carrying value of notes receivable, including accrued interest, was $20.2 million which approximates its fair value.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s receivables from customers. The carrying amount of the financial assets below represents the maximum credit risk exposure as at March 31, 2023 and December 31, 2022:

	March 31, 2023	December 31, 2022
Cash and cash equivalents	$209,908	$177,702
Short-term investments	26,739	139,700
Accounts receivable	21,213	10,289
Note receivable	20,232	20,630
Deposits and other non-current assets	5,091	3,985
	$283,183	$352,306

The Company invests cash and cash equivalents and short-term investments with financial institutions that are financially sound based on their credit rating.

The Company’s exposure to credit risk associated with accounts receivable is influenced mainly by the individual characteristics of each customer. On November 30, 2022, one of the Company's customers in Brazil, Paranapanema S/A ("PMA"), filed for bankruptcy protection due to working capital difficulties after an operational incident in June which resulted in one of their plants being shutdown for 38 days. Preceding the announcement, the Company agreed to restructure PMA's outstanding accounts receivable balance of $23.9 million into a note receivable, guaranteed by certain assets of PMA, with payment terms of 24 monthly installments beginning in February 2023. The loan bears an annual interest rate equivalent to Brazil's CDI rate of approx. 13%. As a result of the arrangement, the Company recognized a credit loss provision of $3.3 million in other finance expense during the year ended December 31, 2022. No further credit loss provision was required during the three months ended March 31, 2023.

    Notes to Financial Statements | Page 20

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
The amortized cost of the note receivable, net of the expected credit loss, at March 31, 2023 was $20.2 million (December 31, 2022 - $20.6 million), of which $12.1 million (December 31, 2022 - $10.2 million) was classified as current and $8.2 million (December 31, 2022 - $10.4 million) as non-current.

Liquidity risk

Liquidity risk is the risk associated with the difficulties that the Company may have meeting the obligations associated with financial liabilities that are settled with cash payments or with another financial asset. The Company's approach to liquidity management is to ensure as much as possible that sufficient liquidity exists to meet their maturity obligations on the expiration dates, under normal and stressful conditions, without causing unacceptable losses or with risk of undermining the normal operation of the Company.

The table below shows the Company's maturity of non-derivative financial liabilities on March 31, 2023:

Non-derivative financial liabilities	Carrying value	Contractual cash flows	Up to 12 months	1 - 2 years	3 - 5 years	More than 5 years
Loans and borrowings (including interest)	$410,816	$598,066	$32,618	$31,367	$82,080	$452,001
Accounts payable and accrued liabilities	77,292	77,292	77,292	—	—	—
Other non-current liabilities	7,410	19,698	—	8,954	10,099	645
Leases	12,211	12,179	7,469	3,344	1,108	258
Total	$507,729	$707,235	$117,379	$43,665	$93,287	$452,904

As at March 31, 2023, the Company has made commitments for capital expenditures through contracts and purchase orders amounting to $181.0 million, which are expected to be incurred over a six-year period. In the normal course of operations, the Company may also enter into long-term contracts which can be cancelled with certain agreed customary notice periods without material penalties.

The Company also has derivative financial liabilities for foreign exchange collar contracts whose notional amounts and maturity information is disclosed below under foreign exchange currency risk and interest rate risk.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices. The purpose of market risk management is to manage and control exposures to market risks, within acceptable parameters, while optimizing return.

The Company may use derivatives, including forward contracts and swap contracts, to manage market risks.

(i) Foreign exchange currency risk

The Company’s subsidiaries in Brazil are exposed to exchange risks primarily related to the US dollar. In order to minimize currency mismatches, the Company monitors its cash flow projections considering future sales expectations indexed to US dollar variation in relation to the cash requirement to settle the existing financings.

The Company's exposure to foreign exchange currency risk at March 31, 2023 relates to $10.9 million (December 31, 2022 – $11.7 million) in loans and borrowings of MCSA denominated in US dollars and Euros. In addition, the Company is also exposed to foreign exchange currency risk at March 31, 2023 on $175.9 million of intercompany loan balances (December 31, 2022 - $44.6 million) which have contractual repayment terms.

    Notes to Financial Statements | Page 21

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)
Strengthening (weakening) in the Brazilian Real against the US dollar at March 31, 2023 by 10% and 20%, would have increased (decreased) pre-tax net income by $18.6 million and $37.1 million, respectively (March 31, 2022 – $6.8 million and $13.6 million). This analysis is based on the foreign currency exchange variation rate that the Company considered to be reasonably possible at the end of the period and excluding the impact of the derivatives below. The analysis assumes that all other variables, especially interest rates, are held constant.

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage market risks. At March 31, 2023, the Company has entered into foreign exchange collar contracts at zero cost for notional amounts of $180.0 million (December 31, 2022 - notional amount of $270.0 million) with an average floor rate of 5.16 BRL to US Dollar and an average cap rate of 6.34 BRL to US Dollar. The maturity dates of these contracts are from April 2023 to December 2023 and are financially settled on a net basis. As of March 31, 2023, the Company had contracts with three different counterparties and the fair value of these contracts was a net asset of $6.6 million (December 31, 2022 - asset of $3.2 million) included in other current assets in the statement of financial position. The fair value of foreign exchange contracts was determined based on option pricing models, forward foreign exchange rates and information provided by the counter party.

The change in fair value of foreign exchange collar contracts was a gain of $3.2 million for the three months ended March 31, 2023 (a gain of $24.7 million for the three months ended March 31, 2022) and has been recognized in foreign exchange gain (loss). In addition, during the three months ended March 31, 2023, the Company recognized a realized gain of $0.9 million (realized loss of $4.6 million for the three months ended March 31, 2022) related to the settlement of foreign currency forward collar contracts.

(ii) Interest rate risk

The Company is principally exposed to the variation in interest rates on loans and borrowings with variable rates of interest. Management reduces interest rate risk exposure by entering into loans and borrowings with fixed rates of interest or by entering into derivative instruments that fix the ultimate interest rate paid.

The Company is principally exposed to interest rate risk through Brazilian Real denominated bank loans of $2.8 million. Based on the Company’s net exposure at March 31, 2023, a 1% change in the variable rates would not materially impact its pre-tax annual net income.

(iii) Price risk

The Company may use derivatives, including forward contracts, collars and swap contracts, to manage commodity price risks.

At March 31, 2023, the Company has provisionally priced sales that are exposed to commodity price changes (note 14). Based on the Company’s net exposure at March 31, 2023, a 10% change in the price of copper would have changed pre-tax net income by $2.8 million.
At March 31, 2023, the Company has entered into copper derivative contracts at zero-cost on 3,000 tonnes of copper per month from April 2023 to January 2024. These copper derivative contracts establish a floor price of $3.50 per pound of copper and a cap price of $4.76 per pound on total hedged volumes of 30,000 tonnes of copper, representing approximately 75% of estimated production volumes over the period. As of March 31, 2023, the fair value of these contracts was a net liability of $0.3 million (December 31, 2022 - liability of $0.6 million). The fair value of copper collar contracts was determined based on option pricing models, forward copper price and information provided by the counter party.

During the three months ended March 31, 2023, the Company recognized an unrealized gain of $0.2 million (2022 - $nil) and a realized loss of $1.8 million in relation to its copper hedge derivatives in other income or loss.

    Notes to Financial Statements | Page 22

Ero Copper Corp.
Notes to Condensed Consolidated Interim Financial Statements
(Unaudited, Tabular amounts in thousands of US Dollars, except share and per share amounts)

20. Supplemental Cash Flow Information

	Three months ended March 31,
Net change in non-cash working capital items:	2023	2022
Accounts receivable	$(8,543)	$7,802
Inventories	(1,221)	(2,395)
Other assets	(2,933)	(2,365)
Accounts payable and accrued liabilities	(15,054)	(12,729)
	$(27,751)	$(9,687)

Non-cash investing and financing activities:
Additions to property, plant and equipment by leases	$4,085	$1,355
Non-cash increase in accounts payable in relation to capital expenditures	2,497	3,111
Change in mineral property, plant and equipment from change in estimates for provision for rehabilitation and closure costs	(406)	—

    Notes to Financial Statements | Page 23